June 1, 2007

Fredric N. Eshelman, Pharm. D.
Chief Executive Officer
Pharmaceutical Product Development, Inc.
3151 South Seventeenth Street
Wilmington, North Carolina 28412

   Re: **Pharmaceutical Product Development, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed on February 27, 2007
       File No. 000-27570

Dear Dr. Eshelman:

   We have completed our review of your Form 10-K and have no further comments at this time.

          Sincerely,

          Jim B. Rosenberg
          Senior Assistant Chief Accountant